UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 2
MAIN STREET RESTAURANT GROUP, INC.
(Name of Subject Company (Issuer))
MAIN STREET ACQUISITION CORPORATION
BRIAD MAIN STREET, INC.
BRADFORD L. HONIGFELD
(Name of Filing Persons (Offerors))
Common Stock, $0.001 par value per share
(Title of Class of Securities)
560345308
(CUSIP Number of Class of Securities)
Bradford L. Honigfeld
c/o The Briad Group
78 Okner Parkway
Livingston, N.J. 07039
(973) 597-6433
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Blake Hornick, Esq.	Brian H. Blaney, Esq.
Pryor Cashman Sherman & Flynn LLP	Greenberg Traurig, LLP
410 Park Avenue	2375 East Camelback Road, Suite 700
New York, NY 10022	Phoenix, AZ 85016
(212) 326-0133 (Telephone)	(602) 445-8000 (Telephone)
(212) 798-6329 (Facsimile)	(602) 445-8100 (Facsimile)
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$114,500,388	$12,252

(1)	Estimated for purposes of calculating the filing fee only. This calculation assumes (i) the purchase of 14,969,374 shares of common stock, $0.001 par value per share (the “Shares”), at the tender offer price of $6.40 per Share, (ii) that all outstanding options to purchase Shares (“Options”), excluding 1,200,000 Options that will expire unexercised pursuant to a contractual agreement (the “Lock-up Options”), will be cashed out in connection with the transaction, (iii) that all outstanding warrants to purchase Shares will be cashed out in connection with the transaction, and (iv) that all 127,500 outstanding restricted stock units (the “Restricted Stock Units”) will be cashed out in connection with the transaction. The transaction value includes: (i) $95,803,994 (the offer price of $6.40 multiplied by the 14,969,374 shares that may be tendered), (ii) $339,191 (the sum payable to the holder of the Lock-up Options in consideration for allowing such options to expire unexercised), (iii) $13,820,275 (the offer price of $6.40 multiplied by 2,159,418, the number of outstanding Options (excluding the Lock-up Options)), (iv) $3,720,928 (the offer price of $6.40 multiplied by 581,395, the number of outstanding Warrants), and (v) $816,000 (the offer price of $6.40 multiplied by 127,500, the number of outstanding Restricted Stock Units).

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals .010700% of the value of the transaction.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,252

Form or Registration No.:	Schedule TO

Filing Party:	Main Street Acquisition Corporation, Briad Main Street, Inc. and Bradford L. Honigfeld

Date Filed:	June 1, 2006

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Items 1 through 9 and 11
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.X: JOINT PRESS RELEASE

INTRODUCTION
          Main Street Acquisition Corporation, Briad Main Street, Inc., and Bradford L. Honigfeld hereby amend and supplement their Tender Offer Statement on Schedule TO, filed on June 1, 2006, as amended through the date hereof (the “Schedule TO”), with respect to Main Street Acquisition Corporation’s offer to purchase all of the outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Main Street Restaurant Group, Inc., as set forth in this Amendment No. 2. Unless otherwise indicated, all capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Schedule TO.
Items 1 through 9 and 11.
          Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:
          At 12:00 midnight, New York City time, on Wednesday, June 28, 2006, the Offer expired, as scheduled. The Depositary has advised BMS and Offeror that a total of 14,123,083 Shares, or approximately 82% of the outstanding Shares, were validly tendered in the Offer and not withdrawn (including 61,200 Shares tendered pursuant to guaranteed delivery procedures). In addition, BMS, Offeror, and Bradford L. Honigfeld beneficially own a total of 2,260,802 Shares, or approximately 13.1% of the outstanding Shares, so that an aggregate of approximately 95% of the outstanding Shares have been tendered in the Offer or are held by BMS, Offeror, and Mr. Honigfeld. On June 29, 2006, BMS and the Company issued a joint press release announcing the final results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(1)(x) and is incorporated herein by reference.
Item 12. Exhibits.
          Item 12 of the Schedule TO is amended and supplemented by adding the following:

“(a)(1)(x)	Joint Press Release issued by the Company and BMS on June 29, 2006.”

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 29, 2006	/s/ Bradford L. Honigfeld

Bradford L. Honigfeld

BRIAD MAIN STREET, INC.

Date: June 29, 2006	By:	/s/ Bradford L. Honigfeld

Bradford L. Honigfeld President

MAIN STREET ACQUISITION CORPORATION

Date: June 29, 2006	By:	/s/ Bradford L. Honigfeld

Bradford L. Honigfeld
President

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated June 1, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement as published on June 1, 2006 in The New York Times.*

(a)(1)(viii)	Press Release issued by the Company on May 22, 2006 (included in Schedule TO, filed by Bradford L. Honigfeld, Offeror and BMS on May 22, 2006 with the Securities Exchange Commission and incorporated herein by reference).

(a)(1)(ix)	Joint Press Release issued by the Company and BMS on June 1, 2006.*

(a)(1)(x)	Joint Press Release issued by the Company and BMS on June 29, 2006.**

(b)(1)	Credit Agreement dated as of May 19, 2006 among Briad Main Street, Inc. and Main Street Acquisition Corporation, as the initial borrowers, Main Street Restaurant Group, Inc. and Briad Main Street, Inc. as the subsequent borrowers, and Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, the other lenders party thereto from time to time, and Banc of America Securities LLC as Joint Leader Arranger and Sole Book Manager.*

(b)(2)	Senior Subordinated Loan Agreement dated as of May 19, 2006 among Briad Main Street, Inc. and Main Street Acquisition Corporation, as the initial borrowers, Main Street Restaurant Group, Inc. and Briad Main Street, Inc. as the subsequent borrowers, and Bank of America, N.A., the other lenders party thereto from time to time, and Banc of America Securities LLC as Sole Leader Arranger and Sole Book Manager.*

(d)(1)	Agreement and Plan of Merger, dated as of May 19, 2006, by and among BMS, Offeror and the Company.*

(d)(2)	Confidentiality Agreement, dated as of December 9, 2005, among Briad Restaurant Group, L.L.C., Briad Wenco, L.L.C., and the Company.*

(d)(3)	Exclusivity Agreement dated as of March 29, 2006 between Bradford L. Honigfeld and the Company.*

(d)(4)	Amendment to Exclusivity Agreement dated as of April 26, 2006 between Bradford L. Honigfeld and the Company.*

(d)(5)	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation, John F. Antioco, Antioco Limited Partnership and The Antioco LLC.*

(d)(6)	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation and Lorraine Antioco.*

(d)(7)	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation, The Zyman Foundation, Inc. and the Sergio S. Zyman IRA.*

(d)(8)	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation and CIC MSRG LP.*

(d)(9)	Letter Agreement dated April 19, 2006 by and between Bradford L. Honigfeld and Bart A. Brown, Jr.*

(d)(10)	Guaranty of Bradford L. Honigfeld dated as of May 19, 2006.*

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO on June 1, 2006.

**	Filed herewith.